EXHIBIT 4.20

EXECUTION VERSION

THE SYMBOL "[****]" DENOTES PLACES WHERE PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

JOINT CONTRIBUTION AGREEMENT

THIS JOINT CONTRIBUTION AGREEMENT (the "Agreement") is made as of November 8, 2013, by and among: (i) SYNERON MEDICAL LTD., a publicly traded Israeli limited liability company, Company No. 512986514, having its registered office in the Tavor Building, P.O.B. 550 Industrial Zone Yokneam Illit, 20692 Israel ("SM"); (ii) SYNERON BEAUTY LTD., an Israeli limited liability company and wholly-owned subsidiary of SM, Company No. 514321835, having its registered office in the Tavor Building, P.O.B. 550 Industrial Zone Yokneam Illit, 20692 Israel ("SB"); (iii) UNILEVER VENTURES HOLDINGS B.V., a company incorporated under the laws of the Netherlands, with registered office at Weena 455, 3013 Al Rotterdam, the Netherlands, registered in the commercial register of the chamber of commerce for Rotterdam under number 24115704 ("Unilever"); (iv) CONOPCO, INC. d/b/a Unilever, a New York corporation, having a principal place of business at 800 Sylvan Avenue, Englewood Cliffs, New Jersey 07632("Conopco"), (v) ILUMINAGE, INC., a Delaware corporation and wholly-owned subsidiary of Conopco, having a principal place of business at 37 West 26th Street, New York, NY 10010 ("Iluminage"); and (vi) ILUMINAGE BEAUTY LTD., a limited liability company incorporated and existing under the laws of the State of Israel, Company No. 51-498690-0, having its registered office at Yokneam Illit Industrial Area Cochav Yokneam Building, 4th floor, P.O. Box 14, Yokneam Illit 20692, Israel (the "Company")(each of the above shall individually be referred to as "Party", and collectively as the "Parties").

WHEREAS, the Parties wish to organize and operate the Company as a joint venture entity, to be owned 49% by SM and 51% by Unilever, and for SM and Conopco to sell and transfer the capital stock of SB and Iluminage, respectively, together with certain other rights and licenses, to the Company and to have Unilever make an equity investment in the Company, all on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the direct and indirect subsidiaries of SB are Syneron Beauty US, Inc., Tanda Beauty Canada, Inc., Tanda Health and Beauty Inc., Syneron Beauty (France) SARL and Fluorinex Active Ltd. (collectively, the "SB Subsidiaries").

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows.

1.	Organization and Corporate Structure

SM and Unilever have caused to be filed Articles of Association for the Company. As of the Closing, the Company's Articles of Association shall be amended and restated in the agreed form attached hereto as Exhibit A (the "Articles") to establish the authorized share capital as follows: (i) 4,901,961 Ordinary Shares, (ii) 1,089,324 non-voting Ordinary Shares, and (iii) 2,500,000 Preferred Shares (the "Ordinary Shares" and "Preferred Shares", respectively, and collectively, the "Shares"), having the rights, preferences and privileges set forth in the Articles.  Sufficient authorized but unissued Ordinary Shares shall be reserved at all times for conversion of the Preferred Shares and exercise of the Warrant.

EXECUTION VERSION

2.	Events at Closing and Allocation of Shares

Closing.  Subject to the terms and conditions hereof, including fulfillment by the Parties of their respective covenants herein, and in reliance upon the accuracy of the representations and warranties given by the Parties herein, at the closing ("Closing"), the following shall occur, all of which shall be deemed to take place simultaneously and none of which shall be deemed to have been completed or any document delivered until all have been completed and all required documents delivered:

2.1.
SM shall sell and transfer to the Company all of the issued and outstanding capital stock of SB, on a cash-free, debt-free basis (other than ordinary course trade payables and liabilities), free from any encumbrance and together with all rights now and hereafter attaching or accruing to them.  Conopco shall sell and transfer to the Company all of the issued and outstanding capital stock of Iluminage, on a cash-free, debt-free basis (other than ordinary course trade payables and liabilities), free from any encumbrance and together with all rights now and hereafter attaching or accruing to them, and Unilever shall cause to be licensed, transferred or assigned to the Company, as applicable, the marks and other intellectual property rights pursuant to Sections 3.8 through 3.11 below. In consideration for the net difference in the value of all assets contributed by both parties as set forth above, the Company shall issue 2,401,961 Ordinary Shares to SM.

2.2.
Unilever shall purchase 2,500,000 Preferred Shares of the Company at a purchase price of $10 per share for an aggregate purchase price of $25,000,000 (Twenty-Five Million US Dollars), $6,000,000 of which shall be paid in cash at the Closing, and $19,000,000 shall be in the agreed form of the promissory note attached hereto as Exhibit B (the "Promissory Note") delivered at the Closing.

2.3.	The Company shall issue a warrant to SM, in the agreed form attached hereto as Exhibit C (the "Warrant"), to purchase non-voting Ordinary Shares of the Company.

2.4.
The issuances of Shares set forth in Section 2.1 shall be free from any encumbrance and together with all rights now and hereafter attaching or accruing to them.  The Company's capitalization table as of immediately following the Closing is attached hereto as Exhibit D. The Company shall deliver to each of SM and Unilever Share Certificates and a copy of its Shareholders Register, each reflecting the allocation of Shares set forth in this Section 2.

EXECUTION VERSION

2.5.
SM and Unilever shall continue to fund the operations of SB and Iluminage, respectively, in the Ordinary Course until the earlier of (i) the Closing Date or (ii) the termination of this Agreement.  In the event the Closing has not occurred by November 30, 2013 (and provided that the Agreement has not been terminated), SM and Unilever shall continue to fund the operations of SB and Iluminage, respectively, in the Ordinary Course until the earlier of (i) the Closing Date or (ii) the termination of this Agreement, and all such amounts funded on or after December 1, 2013 shall be deemed interest-free loans to SB and Iluminage, respectively, and shall be repaid at the Closing, subject to the limitations in Section 2.6 below.  On and after December 1, 2013, no amount greater than $1,000,000 (individually or in the aggregate) may be funded by either SM or Unilever without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed).

2.6.
Attached hereto as Schedules 2.6(a) and 2.6(b) are the agreed working capital amounts of SB and Iluminage, respectively, as of November 30, 2013. Not later than thirty (30) days following the Closing Date, SM and Conopco shall each prepare and deliver to the other a written calculation of the working capital of SB and Iluminage, respectively, as of Closing Date.  If the working capital of SB as of the Closing Date is more than $250,000 below the agreed working capital as of November 30, 2013 as detailed in Schedule 2.6(a) (disregarding any loans made pursuant to Section 2.5 above for purposes of such determination), then not later than thirty (30) days thereafter SM shall pay to the Company an amount in cash equal to the amount of the shortfall that is in excess of $250,000.  If the working capital of Iluminage as of the Closing Date is more than $250,000 below the agreed working capital as of November 30, 2013 as detailed in Schedule 2.6(b) (disregarding any loans made pursuant to Section 2.5 above for purposes of such determination), then not later than thirty (30) days thereafter Conopco shall pay to the Company an amount in cash equal to the amount of the shortfall that is in excess of $250,000.

2.7.
The Closing provided for in this Agreement will take place remotely via the electronic exchange of documents and signatures on the second (2nd) business day following the satisfaction or waiver of the conditions to the obligations of the parties as set forth in Sections 8 and 9 hereof (other than conditions relating to the signing and delivery of documents that will take place at the Closing itself), or at such other time and place as the Parties may agree.

3.	Execute Agreed Forms as Pre-Condition to Closing

As pre-conditions to Closing:

3.1.	SM and Unilever will have caused the Articles to be filed.

3.2.	SM and Unilever will execute, and cause the Company to countersign, the Shareholders' Agreement in the agreed form attached hereto as Exhibit E (the "Shareholders' Agreement").

EXECUTION VERSION

3.3.	SM and Unilever will execute, and cause the Company to countersign, the Registration Rights Agreement in the agreed form attached hereto as Exhibit F.

3.4.	SM and the Company will execute the Exclusive Home-Use License Agreement in the agreed form attached hereto as Exhibit G (the "Exclusive Home-Use License Agreement").

3.5.
SM and SB and the other parties thereto will execute the Exclusive Professional Field License Agreement in the agreed form attached hereto as Exhibit H (the "Exclusive Professional Field License Agreement").

3.6.	SM and the Company will execute the Trademarks Assignment Agreement in the agreed form attached hereto as Exhibit I.

3.7.	SM will execute an assignment to SB of the Letter Agreement dated April 10, 2007 between Fluorinex Active Ltd. and Syneron Medical, Ltd, in the agreed form attached hereto as Exhibit J.

3.8.	The Company and the member(s) of the Unilever Group party thereto will execute the Patent and Know-How License and Support Agreement in the agreed form attached hereto as Exhibit K.

3.9.	The Company and the member(s) of the Unilever Group party thereto will execute the Licence Agreement for the "Pond's Institute" Trademark in the agreed form attached hereto as Exhibit L.

3.10.	The Company and the member(s) of the Unilever Group party thereto will execute the Trade Mark Licence for the "Iluminage" trade marks in the agreed form attached hereto as Exhibit M.

3.11.	The Company and the member(s) of the Unilever Group party thereto will execute the Patent License for the Iluminage patents in the agreed form attached hereto as Exhibit N.

3.12.	The Company shall issue the Warrant to SM.

3.13.	SM and the Company shall execute the SM Transition Services Agreement in the agreed form attached hereto as Exhibit O (the "SM Transition Services Agreement").

3.14.	Conopco and the Company shall execute the Conopco Transition Services Agreement in the agreed form attached hereto as Exhibit P (the "Conopco Transition Services Agreement").

3.15.	Conopco and the Company shall execute a Stock Power for the transfer to the Company of all of the issued and outstanding capital stock of Iluminage, in the agreed form attached hereto as Exhibit Q.

3.16.	SM and the Company shall execute a Share Transfer Deed for the transfer to the Company of all of the issued and outstanding capital stock of SB, in the agreed form attached hereto as Exhibit R.

EXECUTION VERSION

3.17.	Unilever shall execute the Undertaking to the OCS (as defined below) in the form required by the OCS.

3.18.	The Company shall enter into an Indemnification Agreement in the form attached hereto as Exhibit S with each of its directors.

3.19.
Written evidence which is reasonably satisfactory to Unilever that prior to the closing SB has become the employer of seven (7) employees of SM who previously were employed by SM but provided services for the benefit of SB.

3.20.
Written evidence that signature cards (and any other required authorizations and/or mandates) providing the authorization to withdraw funds from the bank accounts of SB and Iluminage have been revised in accordance with Schedule 3.20.

This Agreement together with each of the documents listed above may be referred to collectively herein as the "Transaction Documents". Each of the documents listed above will become effective at, and subject to the consummation of, Closing.

4.	Representations and Warranties of SM and SB

SM and SB hereby jointly and severally represent and warrant to Unilever and Iluminage the following, to be true and correct as at the date hereof and as of the Closing, and acknowledge that each of Unilever and Iluminage, respectively, is entering into this Agreement in reliance thereon, as follows (for the purpose of this Section 4, "SB" shall mean and include SB and all SB Subsidiaries (except where the context clearly indicates otherwise) and "Knowledge" as used in this Section 4 shall mean the actual knowledge of Fabian Tennenbaum, Assaf Korner, Omri Hayet and Shimon Eckhouse):

4.1.
Organization.  SB and the SB Subsidiaries are duly organized and validly existing under the laws of the jurisdiction of their incorporation or organization, and have full corporate power and authority to own, lease and operate their properties and assets and to conduct their businesses as now being conducted.  SM and SB have all requisite power and authority to execute and deliver this Agreement and the Transaction Documents to which they are a party, and to consummate the transactions contemplated hereby and thereby.  SB and the SB Subsidiaries are duly qualified to do business, and are in good standing (where such qualification is required), in each jurisdiction in which the nature of their businesses and their ownership or leasing of property requires SB and the SB Subsidiaries to be so qualified (except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect). True and correct copies of the incorporation or organizational documents of SB and the SB Subsidiaries, as in effect immediately prior to Closing, have been delivered to Unilever.  Neither SM nor SB or the SB Subsidiaries have taken any action or failed to take any action, which action or failure would preclude or prevent SB or the SB Subsidiaries from conducting their businesses after Closing in the manner conducted prior to the date of the Term Sheet entered into among SM, SB and Unilever Ventures Ltd., dated June 25, 2013 (the "Term Sheet") and SB and the SB Subsidiaries have all franchises, permits, licenses, and any similar authority necessary for the conduct of their businesses as now being conducted, the lack of which could have a Material Adverse Effect. In this Agreement, a "Material Adverse Effect" and "Material Adverse Change" shall include any fact, occurrence, condition, circumstance, change, effect or development that is or would reasonably be expected to be materially adverse to a Party or its assets, properties, business, liabilities, equity, prospects, profits, or condition (financial or otherwise), results of operations, cash flow or liquidity.

EXECUTION VERSION

4.2.	Share Capital.

4.2.1.	The authorized share capital of SB and of each SB Subsidiary as of immediately prior to the Closing is set forth on Schedule 4.2.1.

4.2.2.
Except for the transactions contemplated by this Agreement and as set forth in this Section 4.2 and in Schedule 4.2.2, there are no other issued shares, preemptive rights, convertible securities, outstanding warrants, options or other rights to subscribe for, purchase or acquire from SB or any SB Subsidiary any shares of SB or any SB Subsidiary, which have not been (or will not be) waived prior to Closing, and there are no contracts or binding commitments, to which SB or any SB Subsidiary is a party, providing for the issuance of, or the granting of rights to acquire, any shares of SB or any SB Subsidiary or under which SB or any SB Subsidiary is, or may become, obligated to issue any of its securities.  All issued and outstanding shares of SB and those of the SB Subsidiaries owned by SB have been duly authorized, validly issued, fully paid and are non-assessable.

4.3.
Subsidiaries.  Except for the SB Subsidiaries and as set forth on Schedule 4.3, SB does not have any subsidiaries or otherwise (i) own of record or beneficially, directly or indirectly, (A) any shares or securities convertible into shares of any other corporation or (B) any participating interest in any partnership, joint venture or other non-corporate business enterprise, or (C) any assets comprising the business or obligations of any other corporation, partnership, joint venture or other non-corporate business enterprise or (ii) control, directly or indirectly, any other entity.

4.4.
Directors, Officers.  The directors and officers of SB and the SB Subsidiaries are as set forth on Schedule 4.4.  Except as set forth on Schedule 4.4, SB and the SB Subsidiaries have no agreements, obligations or commitments with respect to the election of any individual or individuals as directors and there are no voting agreements or other arrangements among the directors or shareholders. All agreements, commitments and understandings, whether written or oral, with respect to any compensation to be provided to any directors or officers of SB or any SB Subsidiary, have been fully disclosed in writing to Unilever.  Other than as set forth in Schedule 4.4, each officer of SB or any SB Subsidiary that is employed by SB or an SB Subsidiary is currently devoting one hundred percent (100%) of his or her business time to the conduct of the business of SB or the SB Subsidiary, as applicable.

EXECUTION VERSION

4.5.
Financial Statements; No Undisclosed Liabilities.  SM has furnished the unaudited consolidated financial statements (balance sheet, income statement, statement of cash flows and statement of operations) of SB and the SB Subsidiaries as of December 31, 2012 and the unaudited consolidated financial statements (balance sheet, income statement, statement of cash flows and statement of operations) of SB and the SB Subsidiaries as of and for the nine (9) month period ended September 30, 2013, copies of which are attached hereto as Schedule 4.5 (together, the "Financial Statements"). The Financial Statements were prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the period indicated, in accordance with the books and records of SB and the SB Subsidiaries, and subject to matters resulting from audit procedures, fairly and accurately present in all material respects the financial condition of SB and the SB Subsidiaries as of December 31, 2012 and as of September 30, 3013, respectively.  The books of account, ledgers, records and documents of SB and the SB Subsidiaries reflect all material information relating to the business of SB and the SB Subsidiaries, and the nature of all transactions giving rise to the obligations or accounts receivable of SB and the SB Subsidiaries. On the date hereof, and except as set forth in the Financial Statements or in Schedule 4.5, SB and the SB Subsidiaries do not have any liabilities, debts or obligations, whether accrued, absolute or contingent, are not a guarantor of any debt or obligation of another, nor have they given any indemnification (other than in Ordinary Course commercial agreements), loan, security or otherwise agreed to become directly or contingently liable for any obligation of any person, and no person has given any guarantee of, or security for, any obligation of SB or any SB Subsidiary.  Without limitation of the foregoing, SB and the SB Subsidiaries do not have any liabilities, debts or obligations (including without limitation any obligation to make any payments in cash or to issue any securities) arising out of or relating to [****].  No claim, suit, action, demand, or judgment has been brought or entered against SB or any of the SB Subsidiaries arising out of or relating to the [****] nor, to the Knowledge of SM and SB, is there any basis for any of the foregoing.

4.6.
Absence of Certain Events.  Since December 31, 2012, and other than as set forth in Schedule 4.6 or reflected in the Financial Statements, SB and the SB Subsidiaries have been operated in the Ordinary Course and have not entered into any transaction which was not in the Ordinary Course and there has not been:

4.6.1.	any Material Adverse Change in the assets, liabilities, condition (financial or otherwise) or business of SB or any SB Subsidiary from that reflected in the Financial Statements;

4.6.2.
any damage, destruction or loss to property, whether or not covered by insurance, affecting the assets, business, properties, condition (financial or otherwise) or operating results of SB or any SB Subsidiary as such business is presently conducted;

4.6.3.	any waiver by SB or any SB Subsidiary of a valuable right or of a debt owed to it;

EXECUTION VERSION

4.6.4.	any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation in excess of $25,000 by SB or any SB Subsidiary, except in the Ordinary Course;

4.6.5.	any material change or amendment to a contract or arrangement by which SB or any SB Subsidiary or any of their assets is bound or subject;

4.6.6.	any material change in any compensation arrangement or agreement with any employee of SB or any SB Subsidiary;

4.6.7.	any loans made by SB or any SB Subsidiary to its employees, officers or directors, other than advances on travel expenses;

4.6.8.	any sale, transfer or lease of, or mortgage or pledge or imposition or lien on, any assets or SB or any SB Subsidiary, other than in the Ordinary Course;

4.6.9.	any change in the accounting methods or accounting principles or practices employed by SB or any SB Subsidiary;

4.6.10.	any transactions between SB or any SB Subsidiary and any person or party related to SB or any SB Subsidiary, other than in the Ordinary Course with SM and its subsidiaries;

4.6.11.	any other event or condition known to SB and related to SB or any SB Subsidiary that would have a Material Adverse Effect; or

4.6.12.	any arrangement or commitment by SB or any SB Subsidiary to do any of the things described in this Section 4.6.

As used in this Agreement, the term "Ordinary Course" means any transaction relating to the business of the applicable party to which the statement applies which constitutes an ordinary day-to-day business activity of such party conducted in a commercially reasonable and businesslike manner consistent with the past practices of such party, including without limitation, the maintenance of the levels of raw materials, supplies and inventory in accordance with customer demands, requests and forecasting, and in the case of the development and launch of new products, commercially reasonable and businesslike manner consistent with good faith implementation of the business plan applicable for the development and launch of such product.

4.7.
Authorization; Approvals.  All corporate action on the part of SM and SB and their shareholders and directors necessary for the authorization, execution, delivery, and performance of all of their obligations under this Agreement and the other Transaction Documents have been taken. Each of the Transaction Documents, when executed and delivered by or on behalf of SM and SB, as applicable (and executed and delivered by the other parties thereto), shall constitute the valid and legally binding obligation of SM and SB, and shall be legally enforceable against SM and SB in accordance with its respective terms except as such obligations and enforceability may be limited by applicable bankruptcy and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefor may be brought (whether in law or in equity).  Other than as set forth in Schedule 4.7, no consent, approval, order, license, permit, or action by any governmental authority on the part of SM or SB is required that has not been obtained by SM or SB prior to Closing in connection with the valid execution, delivery and performance of any of the Transaction Documents.

EXECUTION VERSION

4.8.
Compliance with Laws and Other Instruments.  SB and the SB Subsidiaries are in material compliance (a) with their Articles of Association and under any note, indenture, mortgage, lease, agreement, contract, purchase order or other instrument, document or agreement to which any of them is a party or by which any of them is bound, or (b) with respect to any law, ordinance or regulation, or with respect to any order, writ, injunction, decree, or judgment of any court or any governmental department, commission, board, bureau, agency or instrumentality applicable to SB or any SB Subsidiary. Without limitation of the foregoing, neither the management of SB or any SB Subsidiary, nor to the Knowledge of SM and SB any agent or representative of SB or any SB Subsidiary, has offered, paid, promised to pay or authorized the payments of any money, or offer, gift, promise to give or authorization of the giving of anything of value to any person, in violation of the Foreign Corrupt Practices Act ("FCPA") or any similar Israeli or foreign law.  To the Knowledge of SM and SB, no third party is in default in a material respect under any agreement, contract or other instrument or document to which SB or any SB Subsidiary is a party or by which any of them is bound. SB and the SB Subsidiaries are not a party to, or to the Knowledge of SM and SB bound by, any order, judgment, decree or award of any governmental authority, agency, court, tribunal or arbitrator (other than such order, writ, injunction, judgment or decree that is generally applicable to companies in general or in specific industries).

4.9.
No Breach. Neither the execution and delivery of any of the Transaction Documents, nor compliance or performance by SM and SB with the terms and provisions hereof and thereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i) their Articles of Association, (ii) any judgment, order, injunction, decree, or ruling of any court or governmental authority to which SM or SB or any SB Subsidiary is party or, to which to the Knowledge of SM and SB, any of them is bound, (iii) any agreement, contract, lease, license or commitment to which SM or SB or any SB Subsidiary is a party (including, without limitation [****], or (iv) applicable law. Such execution, delivery and compliance will not (a) give to others any rights, including rights of termination, cancellation or acceleration, or result in any vesting or acceleration of rights or other payment obligation under any employee compensation or benefit plan, in or with respect to any agreement, contract or commitment referred to in this paragraph, or to any of the properties of SB or any SB Subsidiary or (b) otherwise require the consent or approval of any person, which consent or approval has not heretofore been obtained or will have been obtained by Closing.  The development, manufacturing, distribution, marketing, and sale by the Company of products based on the patent rights and technology licensed under the Exclusive Home Use License Agreement, including without limitation the licensed patent rights and technology related to SM's [****] and [****] products, will not result in a breach of [****]. Other than the [****], there are no written or oral agreements, understandings, commitments or undertakings between SM or SB or any of their affiliates and [****] or any of its affiliates.  As used in Section 4 of this Agreement, "affiliate" means, with respect to any person, any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such person. For this purpose, "control" shall mean the ownership of fifty percent (50%) or more of the voting securities entitled to elect the directors or management of an entity, or the actual power to elect or direct the management of the entity.

EXECUTION VERSION

4.10.
Records.  The minute books of SB and the SB Subsidiaries, copies of which have been provided to Unilever, contain true and correct copies of the minutes of the meetings of board of directors (and any committee thereof) and shareholders of the companies.  There are no applications or filings outstanding which would alter in any way such documents or the corporate status of SB or any SB Subsidiary.  No resolutions have been passed, enacted, consented to or adopted by the Board (or any committee thereof) or shareholders of SB or any SB Subsidiary, except for those contained in such minute books and except as disclosed in Schedule 4.10 hereto. The corporate records of SB and the SB Subsidiaries are complete and accurate in all material respects.

4.11.
Ownership of Assets.  SB and the SB Subsidiaries do not own or lease any real property, except as set forth in Schedule 4.11 hereto.  True and correct copies of the leases and licenses for any property leased or licensed to SB or any SB Subsidiary have been furnished to Unilever.  SB and the SB Subsidiaries have good and marketable title to all of the tangible properties and assets, both real and personal, that they purport to own, and other than as set forth in Schedule 4.11, they are not subject to any mortgage, pledge, lien, security interest, conditional sale agreement, encumbrance or charge. SB and the SB Subsidiaries are not in default or breach of any provision of their leases and hold a valid leasehold in the properties they lease in any material respect.  No shareholders of SM own or possess, in their individual or any other capacity, any property or other asset that is material, individually or in the aggregate, to the financial condition, operations or business of SB or any SB Subsidiary. For the avoidance of doubt, this Section 4.11 does not apply to Intellectual Property, such items being the subject of Section 4.12 below.

4.12.	Intellectual Property.

4.12.1.
As used in this Agreement, "Intellectual Property" means any and all worldwide industrial and intellectual property rights and all rights associated therewith, including, without limitation, patent rights and applications therefor, trademark rights, service mark rights, trade name rights, copyright rights, trade secrets, proprietary rights and processes, all inventions (whether patentable or not), invention disclosures, improvements, proprietary information, know how, technology, technical data, proprietary processes and formulae, works of authorship, algorithms, specifications, engineering, customer lists and supplier lists, market analysis, all industrial designs and any registrations and applications therefor, Internet domain names, Internet URLs or addresses, files, records and data, all schematics, test methodologies, test vectors, emulation and simulation tools and reports, all databases and data collections and all rights therein, all moral and economic rights of authors and inventors, however denominated, research records and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

EXECUTION VERSION

4.12.2.
SB and the SB Subsidiaries have sufficient title and ownership or sufficient rights to the use of all Intellectual Property and processes reasonably necessary for their businesses as now conducted and as currently proposed to be conducted. To the Knowledge of SM and SB, no Intellectual Property owned by or exclusively licensed to SB or any SB Subsidiary, conflicts with, or infringes upon, the rights of others.

4.12.3.
Schedule 4.12.3 identifies each: (a) patent, trade mark, domain name or registration which has been issued to SB or any SB Subsidiary with respect to any of its Intellectual Property; (b) pending patent or trade mark application or application for registration which SB or any SB Subsidiary has made with respect to any of its Intellectual Property; (c) trade name or unregistered trademark used by SB or any SB Subsidiary; and (d) license, agreement, or other permission which SB or any SB Subsidiary has received from or granted to any third party with respect to any of its Intellectual Property (together with any exceptions), other than licenses received by SB and SB Subsidiaries to use off-the-shelf software and licenses granted by SB and SB Subsidiaries to customers in the Ordinary Course. All maintenance and annuity fees for any issued patents or pending patent applications owned by SB or any SB Subsidiary have been paid to date. To the Knowledge of SM and SB, no patent (y) owned by SB or any SB Subsidiary or (z) being licensed to Company under the Exclusive Home Use License Agreement has been or is now involved in any interference, reissue, reexamination, post-grant or inter partes review, derivation, or opposition proceedings.

4.12.4.
The current conduct and the currently proposed conduct of the businesses of SB and the SB Subsidiaries and the Intellectual Property owned or used by SB and the SB Subsidiaries, does not infringe upon, conflict with or violate any Intellectual Property or similar rights or any other proprietary right of [****] pursuant under the [****] or [****] under  the [****] or of any other third party (other than with respect to patents where the foregoing representation and warranty shall be to the Knowledge of SM and SB), including without limitation any shareholder or employee or consultant of SB or any SB Subsidiary, and past and present employees and employers of any past or present shareholder or employee or consultant of SB or any SB Subsidiary or give rise to any obligations to any person as a result of co-authorship, co-inventorship, co–employment or former employment or an express or implied contract for any use or transfer. SB and the SB Subsidiaries have not received any communications alleging that SB or any Subsidiary has violated or, by conducting its business as currently proposed, would violate any of the Intellectual Property of any other person or entity, other than as disclosed in Schedule 4.12.4, and neither SM nor SB is aware that a reasonable basis exists for any other such allegations or threats by any person.

EXECUTION VERSION

4.12.5.
Other than as set forth in Schedule 4.12.5, there is no Intellectual Property owned by any third party, other than off the shelf products, which is needed by SB or any SB Subsidiary to conduct its business as currently conducted and as currently proposed to be conducted, that would to the Knowledge of SM and SB require the payment of royalties, fees or compensation to a third party, or that would require SB or any SB Subsidiary to obtain the consent or approval of any third party for the use of such Intellectual Property by SB or any SB Subsidiary.

4.12.6.
To the Knowledge of SM and SB, no employees of SB or any SB Subsidiary are obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would conflict with the business of SB or any SB Subsidiary as currently proposed to be conducted.  It is not now nor will it become necessary to utilize for the business of SB or any SB Subsidiary as conducted and as currently proposed to be conducted any inventions of any of the employees of SB or any SB Subsidiary (or people any of them currently intends to hire) made, partially or completely, prior to or outside the scope of their employment by SB or any SB Subsidiary except for inventions that have been assigned to or developed for the benefit of SB or any SB Subsidiary, for which no royalties are payable, other than as disclosed in Schedule 4.12.6.

4.12.7.
SB and the SB Subsidiaries have not agreed to indemnify any person for or against any interference, infringement, misappropriation or other conflict with respect to any of such person's Intellectual Property other than pursuant to commercial agreements entered into in the Ordinary Course.

EXECUTION VERSION

4.12.8.
Neither the execution or delivery of this Agreement or the Transaction Documents, nor the carrying on of the businesses of SB and the SB Subsidiaries by the employees of SB and the SB Subsidiaries, nor the conduct of their businesses as currently proposed, will, to the Knowledge of SM and SB, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any of such employees is now obligated.  SB and the SB Subsidiaries have taken reasonable security measures, including measures against unauthorized disclosure, to protect the secrecy, confidentiality and value of its Intellectual Property (including, without limitation, trade secrets) and each of the officers and employees of SB and the SB Subsidiaries that is involved in the development of Intellectual Property has entered into a valid and binding written assignment of inventions, confidentiality and non-competition agreement with SB or the SB Subsidiary, without any future consideration or royalty obligation. According to the engagement agreements with the employees, founders and consultants of SB and the SB Subsidiaries that are involved in the development of Intellectual Property, any and all Intellectual Property of any kind, which has been developed and is currently being developed by any employee, founder or consultant of SB or any SB Subsidiary related to the business of SB or the applicable SB Subsidiary is the property solely of SB or the SB Subsidiary.

4.12.9.
Other than as set forth in Schedule 4.12.9, the Intellectual Property related to the businesses of SB and the SB Subsidiaries and currently proposed business was not developed at any time under an approved program of, or any grant received from, the Office of the Chief Scientist or from any other governmental entity. To the Knowledge of SM and SB, no employee, consultant or independent contractor of SB or any SB Subsidiary, who was involved in, or who contributed to, the creation or development of any Intellectual Property, has performed services for or otherwise was under restrictions resulting from his/her relations with any government, university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for SB or any SB Subsidiary.

4.13.
Taxes.  SB and the SB Subsidiaries have filed all tax returns and reports that they were required to file under applicable laws and regulations.  All such tax returns and reports were true and correct in all material respects and were prepared in compliance with all applicable laws and regulations.  All taxes due and owing by SB and the SB Subsidiaries (whether or not shown on any tax return or report) have been paid, except for taxes from their activities in the Ordinary Course that are not yet due and payable. None of the tax returns of SB or any SB Subsidiary has ever been audited by governmental authorities, other than as disclosed on Schedule 4.13. Neither SB nor any SB Subsidiary has been advised that any of its returns, local, foreign or other, have been or are being audited as of the date hereof.   Neither SB nor any SB Subsidiary has had any tax deficiency proposed or assessed against it, and neither SB nor any SB Subsidiary has executed any waiver of any statute of limitations on the assessment or collection of any tax or governmental charge. Neither SB nor any SB Subsidiary has received any indication from any tax jurisdiction in which it does not file tax returns that it may be subject to taxation in that jurisdiction.  SB and each SB Subsidiary is subject to taxation only in the jurisdiction of its formation and has no permanent establishment outside the jurisdiction of its formation.  There are no liens for unpaid taxes on any of the assets of SB or any SB Subsidiary.  Any transfers of property between SM or SB and any SB Subsidiary, or between any of them, were made in accordance with applicable rules and regulations governing transfer prices except as disclosed in Schedule 4.13.  SB and the SB Subsidiaries have withheld or collected from each payment made to each of their employees and to any applicable third party, the amount of all taxes, including, but not limited to, income taxes, and all other employment related taxes required to be withheld or collected therefrom, and have made provision for or paid the same to the proper tax receiving officers or authorized depositaries, in each case except for amounts that individually, or in the aggregate, are immaterial. There are no applicable taxes, fees or governmental charges payable by SB or any SB Subsidiary to a governmental entity in connection with the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated hereunder and thereunder.

EXECUTION VERSION

4.14.
Contracts. Schedule 4.14 hereto contains a true and complete list of all material contracts and agreements (written or oral) to which SB or any SB Subsidiary is a party or by which any of their property is bound.  Each of such contracts and agreements is in full force and effect, and none is subject to rescission and SB is not aware of any circumstances, which would materially modify their terms. True and correct copies of all such contracts have been delivered to Unilever.  Except as set forth on Schedule 4.14 hereto, SB and the SB Subsidiaries have no employment or consulting contracts, deferred compensation agreements or bonus, incentive, profit-sharing, or pension plans currently in force and effect, or any understanding with respect to any of the foregoing.

Without derogating from the generality of the above, since January 1, 2013, except as disclosed in Schedule 4.14:

4.14.1.	Neither SB nor any SB Subsidiary has undertaken to make any capital expenditure or purchase in an amount in excess of $25,000 outside of the Ordinary Course;

4.14.2.	Neither SB nor any SB Subsidiary has incurred any indebtedness for money borrowed or any other liabilities individually in excess of $25,000 that has not been discharged in full;

4.14.3.	Neither SB nor any SB Subsidiary has made any loans or advances to any person, other than ordinary advances for travel expenses;

EXECUTION VERSION

4.14.4.	Neither SB nor any SB Subsidiary has sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the Ordinary Course;

4.14.5.
Neither SB nor any SB Subsidiary has in-licensed or out-licensed any patent, copyright, trade secret or other Intellectual Property, other than licenses arising from the purchase of "off the shelf" or other standard products and the sale or licensing of products in the Ordinary Course;

4.14.6.	Neither SB nor any SB Subsidiary is subject to provisions materially restricting or affecting the development, manufacture, distribution or licensing of its products or services;

4.14.7.	Neither SB nor any SB Subsidiary is a party to any hire, hire purchase, credit sale or conditional sale agreement or any contract providing for payment on deferred terms;

4.14.8.	Neither SB nor any SB Subsidiary is in breach of any material obligation under any deed, agreement, or transaction to which it is a party; and

4.14.9.
Neither SB nor any SB Subsidiary has given any guarantee, indemnity, or security for or otherwise agreed to become directly or contingently liable for any obligation of any other person, and, to the Knowledge of SM and SB, no person has given any guarantee of or security for any obligation of SB or any SB Subsidiary.

4.15.
Customers and Suppliers.  To the Knowledge of SM and SB, no material customer or supplier of SB or any SB Subsidiary has ceased doing business or materially decreased the rate or amount of business done with SB or any SB Subsidiary or otherwise materially altered (including any material increase or decrease in the prices charged or paid, as the case may be) its relationship with SB or any SB Subsidiary or threatened to so cease doing business or so materially decrease the rate or amount of business done with SB or any SB Subsidiary or so materially alter its relationship.

4.16.
Litigation.  Except as set forth on Schedule 4.16, no action, suit, proceeding, inquiry or investigation is pending or to the Knowledge of SM and SB threatened against SB or any SB Subsidiary (nor, to the Knowledge of SM and SB, is there any basis for any of the foregoing) or to the Knowledge of SM and SB, any of the officers, directors, or employees (in their capacity as such) of SB or any SB Subsidiary, or against any of the properties of SB or any SB Subsidiary, before any court, arbitration board or tribunal or administrative or other governmental agency, including without limitation with respect to any product manufactured, distributed or sold by SB or any SB Subsidiary prior to the date hereof, nor, to the Knowledge of SM and SB, is there any basis for the foregoing. The foregoing includes, without limiting its generality, actions pending or threatened involving, consultants or independent contractors of SB or any SB Subsidiary in their capacity as such, the prior employment of any employees of SB or any SB Subsidiary or use by any of them in connection with the business of SB or any SB Subsidiary of any information, property or techniques allegedly proprietary to any of their former employers. Without limitation of the foregoing, no claim, suit, action, demand, or judgment has been brought or entered against SB or any of the SB Subsidiaries arising out of or relating to either the [****] or the [****] nor, to the Knowledge of SM and SB, is there any basis for any of the foregoing. Neither SB nor any SB Subsidiary is a party to or subject to the provisions of any known order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality (other than such order, writ, injunction, judgment or decree that is generally applicable to companies in general or in specific industries). There is no action, suit, proceeding or investigation by SB or any Subsidiary currently pending or that SB or any SB Subsidiary intends to initiate. SB is not aware of any director or officer of SB or any SB Subsidiary who is or has been subject to any bankruptcy proceedings or is or has been the officer of any company, which has been the subject of liquidation or insolvency proceedings other than voluntary liquidation. SB is not aware of any director or officer of SB or any SB Subsidiary who is or has been subject to any investigation or proceedings pursuant to Israeli, U.S. or other securities laws or is or has been the officer of any company, which has been the subject of such investigation or proceedings.

EXECUTION VERSION

4.17.
No Public Offer.  Neither SB or the SB Subsidiaries, nor anyone acting on their behalf, has offered securities of SB or any SB Subsidiary or any similar securities for issuance or sale to, or has solicited any offer to acquire any of the same from, anyone so as to make issuance and sale of the Preferred Shares and the issuance of the Ordinary Shares issuable upon conversion of the Preferred Shares not exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Securities Act") or Israeli securities law. None of the issued and outstanding shares of SB or any SB Subsidiary have been offered or sold by SB or any SB Subsidiary in such a manner as to make the issuance and sale of such shares not exempt from such registration requirements, and all such shares have been offered and sold in compliance with all Israeli, federal and state securities laws and blue sky laws.

4.18.
Interested Party Transactions.  Other than as set forth in Schedule 4.18 and other than the Transaction Documents, no officer, director or shareholder of SB or any SB Subsidiary, or any affiliate of any such person or entity, has or has had, either directly or indirectly, (a) an interest in any person or entity which (i) furnishes or sells services or products which are furnished or sold or are proposed to be furnished or sold by SB or any SB Subsidiary, or (ii) purchases from or sells or furnishes to SB or any SB Subsidiary any goods or services, or (b) a beneficial interest in any contract or agreement to which SB or any SB Subsidiary is a party or by which it may be bound or materially affected.  Other than as set forth in Schedule 4.18 and other than the Transaction Documents, there are no existing arrangements or proposed transactions between SB or any SB Subsidiary and any officer, director, or shareholder of SB or any SB Subsidiary, or to the Knowledge of SM and SB, any affiliate of any such person.  Other than as set forth in Schedule 4.18, no employee, shareholder, officer, or director of SB or any SB Subsidiary is indebted to SB or any SB Subsidiary, nor is SB or any SB Subsidiary indebted (or committed to make loans or extend or guarantee credit) to any of them.

EXECUTION VERSION

4.19.	Employees.

4.19.1.
Except as set forth in Schedule 4.19.1, SB and the SB Subsidiaries are not a party to any employment contract with any officer or employee or any other person, which is not terminable by it at will, upon thirty (30) days prior notice, other than mandatory liabilities under applicable law.  True and correct copies of all employment agreements between SB or any SB Subsidiary and any employee and consultant (or template forms of the agreements in the case of the employment agreements) have been delivered to Unilever.  To the Knowledge of SM and SB, and other than as set forth in Schedule 4.19.1, no current key employee of SB or any SB Subsidiary has indicated an intention to terminate or has terminated or to reduce the scope of his or her employment with SB or the SB Subsidiary, nor does SB or any SB Subsidiary have a present intention to terminate the employment or consultancy of any of the foregoing, excluding any terminations resulting from the announcement of the transactions contemplated by this Agreement or arising from the Closing, including any terminations of SB or any SB Subsidiary employees arising from the implementation of the joint business plan of the Company. To the Knowledge of SM and SB, no current key employee of SB or any SB Subsidiary is in violation of any prior employee contract, proprietary information agreement, or non-competition agreement.

4.19.2.
Neither SB nor any SB Subsidiary is party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its employees, nor is it otherwise required (under any legal requirement, under any contract or otherwise) to provide benefits or working conditions beyond the minimum benefits and working conditions required by law, including benefits and working conditions to be provided pursuant to rules and regulation of the Israeli Histadrut (General Federation of Labor), the Coordinating Bureau of Economic Organization and the Industrialists' Association, other than such agreements, contracts or arrangements of general applicability.  SB has not recognized or received a written demand for recognition from any collective bargaining representative with respect to any of its employees. There is no pending or, to the Knowledge of SM and SB, threatened labor dispute involving SB or any SB Subsidiary and any group of its employees.

EXECUTION VERSION

4.19.3.
SB and the SB Subsidiaries have complied in all material respects with all applicable employment laws.  Notwithstanding the generality of the prior sentence, (i) all of the employees of SB and the SB Subsidiaries are "at will" employees subject to the termination notice provisions included in their employment agreements or applicable law; (ii) the obligations of SB and the SB Subsidiaries to provide statutory severance pay to their employees pursuant to the Israeli Severance Pay Law, 5723-1963 (the "Severance Pay Law") are fully funded or accrued on the Financial Statements of SB, and Schedule 4.19.3 lists the current liabilities (as if such employee were to be terminated as of the day hereof) with respect to severance pay pursuant to the Severance Pay Law, to any employees who are not subject to Section 14 to the Israeli Severance Pay Law with respect to entire period of employment of such employees by SB or any SB Subsidiary; (iii) to the Knowledge of SM and SB, of any circumstance that could give rise to any valid claim by a current or former employee for additional compensation on termination of employment (beyond the statutory severance pay to which employees are entitled or under an agreement listed in Schedule 4.19.1); and (iv) all amounts that SB and the SB Subsidiaries are legally or contractually required either (x) to deduct from its employees' salaries or to transfer to such employees' pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their employees' salaries and benefits and to pay to any governmental authority as required by the Israeli Income Tax Ordinance New Version, 1961, as amended and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid, and SB and the SB Subsidiaries do not have any overdue material obligation to make any such deduction, transfer, withholding or payment.

4.20.
Brokers.  No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of SB or any SB Subsidiary (a "Broker") is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, on account of any action taken by SB or any SB Subsidiary in connection with any of the transactions contemplated under this Agreement or the Transaction Documents.  No Broker is currently entitled to any payment, commission or compensation from SB or any SB Subsidiary in connection with, or as a result of a future transaction involving SB or any SB Subsidiary or its Intellectual Property.

4.21.
Privacy and Data Security.  SM has provided to Unilever true and correct copies of all privacy policies adopted by SB and the SB Subsidiaries in connection with their operations. Except as set forth in Schedule 4.21, SB and the SB Subsidiaries have (i) complied with all Privacy Laws and other laws regarding the disclosure of data, (ii) not violated their applicable privacy policies, and (iii) taken commercially reasonable steps to protect and maintain the confidential nature of the personal information provided to SB or any SB Subsidiary by any party in accordance with its applicable privacy policies.  "Privacy Laws" shall mean any law related to the protection, privacy and security of sensitive personal information, including without limitation, Israel's Protection of Privacy Act, 1981 and any similar Law.

EXECUTION VERSION

4.22.
Insurance. A complete list of all insurance policies of SB and the SB Subsidiaries is set forth in Schedule 4.22. There is no claim by SB or any SB Subsidiary pending under any of such policies.  All premiums due under such policies have been paid and SB and the SB Subsidiaries are otherwise in full compliance with the terms and conditions of all such policies.  Such policies are in full force and effect.  SB and the SB Subsidiaries have not undertaken any action, or omitted to take any action, that would render any such insurance policy void or voidable or that could result in a material increase in the premium for any such insurance policy. No notice of any termination or threatened termination of any of such policies has been received by SB or the SB Subsidiaries, and such policies are in full force and effect.  Such policies (i) are issued by an insurer that is reputable; (ii) taken together, provide adequate insurance coverage for the assets and the operations of SB and the SB Subsidiaries, and (iii) taken together, provide insurance for all material risks customarily insured against by a person carrying on the same or similar business or businesses as SB and the SB Subsidiaries; in each case including, without limitation in relation to clinical trials. All said policies of insurance will continue in full force and effect immediately following the Closing.

4.23.
Grants, Incentives and Subsidies.  SB and the SB Subsidiaries have not received any grants, incentives or subsidies from any governmental authority, including incentive plans granted by the Israel Office of Chief Scientist ("OCS")("OCS Plans"), other than as disclosed in Schedule 4.23. True and correct copies of all OCS Plans have been delivered to Unilever.  Other than under the OCS Plans and as disclosed in Schedule 4.12.5, SB and the SB Subsidiaries are not subject to any obligation to pay royalties in connection with sales of their products.  SB and the SB Subsidiaries are in compliance with the terms and conditions of all of the OCS Plans in all material respects and have duly fulfilled all of the undertakings required of it thereby in all material respects. SB is only obliged to make royalty and/or other payments to the OCS as specified in Schedule 4.23.

4.24.
Bank Accounts. Schedule 4.24 contains a complete and correct list of: (a) each bank account or safe deposit box of SB and the SB Subsidiaries; and (b) the names and locations of all banks in which SB and the SB Subsidiaries have accounts or safe deposit boxes, and the names of all persons authorized to draw thereon or to have access thereto.

4.25.
No Powers of Attorney.  There are no outstanding powers of attorney executed on behalf of SB or any SB Subsidiary. Other than the authorized signatories of SB and the SB Subsidiaries, no person, whether as agent or otherwise, is entitled or authorized to bind or commit SB or any SB Subsidiary in any way, and no person has heretofore purported to do so.

EXECUTION VERSION

4.26.	FDA and Regulatory Matters; Product Liability.

4.26.1.
With respect to any products currently being developed, manufactured, promoted, marketed, distributed, imported, exported, or sold by or on behalf of SB and the SB subsidiaries (collectively, the "Products"), (i) (A) SB and the SB Subsidiaries have obtained all necessary and applicable approvals, clearances, authorizations, licenses and registrations required by the Israeli or foreign governments or government agencies, to permit the design, development, pre-clinical and clinical testing of their Products in jurisdictions where they currently conduct such activities, as applicable (the "Activities to Date") with respect to each Product (collectively, the "Company Licenses"); (B) SB and the SB Subsidiaries have complied with and are in compliance with all terms and conditions of each Company License and with all applicable laws pertaining to the Activities to Date with respect to each Product which is not required to be the subject of a Company License; and (C) SB and the SB Subsidiaries are in compliance, in all material respects, with all applicable laws regarding registration, license and certification; (ii) all manufacturing operations performed by or on behalf of SB and the SB Subsidiaries have been and are being conducted in compliance with the  provisions of the rules and regulations of the Israeli Ministry of Health and local Helsinki committees; and (iii)  SB and the SB Subsidiaries are in compliance, in all material respects, with all applicable reporting requirements for all Company Licenses or plant registrations described in clause (i) above, including, but not limited to, applicable adverse event reporting requirements under applicable law. With respect to the Products under development, SB and the SB Subsidiaries are in compliance, in all material respects, with the legal, commercial, clinical and regulatory standards customary in the industry at each stage of the development of the Products.

4.26.2.
SB and the SB Subsidiaries have complied with, in all material respects, and are in compliance with, in all material respects, all provisions of Israeli Ministry of Health and local Helsinki committee regulations and all laws applicable to the maintenance, compilation and filing of reports with regard to the Products.

4.26.3.
Neither SB nor any SB Subsidiary has received any written notice or other written communication from the FDA or any other governmental authority alleging any violation of any laws or regulations by SB or any SB Subsidiary, other than as disclosed in Schedule 4.26.3.

4.26.4.
SB and the SB Subsidiaries have conducted all of their clinical trials with reasonable care and in accordance, in all material respects, with all applicable laws and the stated protocols for such clinical trials and have heretofore disclosed to Unilever all information known to them with respect to any of the Products in any clinical trial, whether such trial was sponsored by SB or an SB Subsidiary or was sponsored by a third party.

EXECUTION VERSION

4.26.5.
All filings with and submissions to the FDA, EMA and any similar entity in any other jurisdiction made by SB or any SB Subsidiary with regard to the Products, whether oral, written or electronically delivered, were true, accurate and complete in all material respects as of the date, and, to the extent required to be updated, as so updated remain true, accurate and complete in all material respects as of the date hereof, and do not misstate any of the statements or information included therein in a material respect, or omit to state a fact necessary to make the statements therein not misleading in a material respect.

4.26.6.
SM has delivered to the Company true, correct and complete copies of all material written communications with the FDA, EMA, the Israeli Ministry of Health and local Helsinki committees and any similar entity in any other jurisdiction, as well as correct and complete written summaries of all material oral communications, conducted to the Knowledge of SM and SB, between SB or any SB Subsidiary or any of their officers, employees, agents or representatives, on the one hand, and the FDA, EMA or any such similar entity in any other jurisdiction, or their respective employees, agents or representatives, on the other hand.

4.26.7.
Since January 1, 2011 to the date of this Agreement, (i) there have been no recalls of Products and no such recall is pending or, to the Knowledge of SM and SB, threatened and (ii) the Products have been in compliance with applicable law in all material respects.

4.27.
Benefit Plans.  Schedule 4.27 contains a complete and correct list of each "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) and each other material plan, arrangement or policy relating to stock options, stock purchases, compensation, deferred compensation, severance, fringe benefits or other employee benefits (other than plans or arrangements mandatory under applicable law), in each case maintained or contributed to or required to be maintained or contributed to by SB or any SB Subsidiary for the benefit of any of their employees (each of the foregoing being herein called a "SB Benefit Plan", and collectively the "SB Benefit Plans").  SM has delivered or made available to Unilever copies of the most recent summary plan description for each SB Benefit Plan for which a summary plan description is required.   Each SB Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable provisions of ERISA or other applicable law, except for such failures or instances of possible noncompliance that would not reasonably be expected to have a material adverse effect on such plan.

EXECUTION VERSION

4.28.
Full Disclosure. None of the Transaction Documents (including the representations and warranties therein) contains any untrue statement of a material fact or omits to state a fact necessary in order to make the statements contained herein or therein not misleading in any material respect.

5.	Representations and Warranties of Conopco and Iluminage

Conopco and Iluminage hereby jointly and severally represent and warrant to SM and SB, the following, to be true and correct as at the date hereof and as of the Closing, and acknowledges that each of SM and SB is entering into this Agreement in reliance thereon, as follows (for the purpose of this Section 5, "Knowledge" shall mean the actual knowledge of Andrew Lane, Ian Lane, Marie-Pierre Stark-Flora, John Zett and Tivadar Szegletes):

5.1.
Organization.  Iluminage is a corporation duly organized and validly existing under the laws of the State of Delaware, and has full corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted.  Conopco and Iluminage have all requisite power and authority to execute and deliver this Agreement and the Transaction Documents to which they are a party, and to consummate the transactions contemplated hereby and thereby.  Iluminage is duly qualified to do business and, is in good standing (where such qualification is required) in each jurisdiction in which the nature of its business and its ownership or leasing of property require Iluminage to be so qualified (except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect). A copy of the Certificate of Incorporation of Iluminage, as in effect immediately prior to Closing, has been made available to SM. Neither Conopco nor Iluminage has taken any action or failed to take any action, which action or failure would preclude or prevent Iluminage from conducting its business after Closing in the manner conducted prior to the date of the Term Sheet and Iluminage has all franchises, permits, licenses, and any similar authority necessary for the conduct of its businesses as now being conducted, the lack of which could have a Material Adverse Effect.

5.2.	Share Capital.

5.2.1.
The authorized capital stock of Iluminage as of immediately prior to the Closing consists of 1,000 shares of Common Stock, no par value, of which 100 shares are issued and outstanding and all of which shares are held by Conopco.

5.2.2.
Except for the transactions contemplated by this Agreement and as set forth in this Section 5.2 and in Schedule 5.2, there are no other issued shares, preemptive rights, convertible securities, outstanding warrants, options or other rights to subscribe for, purchase or acquire from Iluminage any shares of Iluminage, which have not been (or will not be) waived prior to Closing, and there are no contracts or binding commitments, to which Iluminage is a party, providing for the issuance of, or the granting of rights to acquire, any shares of Iluminage or under which Iluminage is, or may become, obligated to issue any of its securities. All issued and outstanding shares of Iluminage have been duly authorized, validly issued, fully paid and are non-assessable.

EXECUTION VERSION

5.3.
Subsidiaries.  Iluminage does not have any subsidiaries or otherwise (i) own of record or beneficially, directly or indirectly, (A) any shares or securities convertible into shares of any other corporation or (B) any participating interest in any partnership, joint venture or other non-corporate business enterprise, or (C) any assets comprising the business or obligations of any other corporation, partnership, joint venture or other non-corporate business enterprise or (ii) control, directly or indirectly, any other entity.

5.4.
Directors, Officers. The directors and corporate officers of Iluminage are as set forth in Schedule 5.4.  Iluminage has no agreement, obligation or commitment with respect to the election of any individual or individuals to the board of directors of Iluminage.  Schedule 5.4 sets forth all agreements, commitments and understandings, whether written or oral, with respect to any compensation to be provided to any of Iluminage's directors or officers, except for any compensation payable to directors or offers who are not employees of Iluminage and for which Iluminage is not responsible.

5.5.
Financial Statements; No Undisclosed Liabilities.  Conopco has furnished SM with the unaudited consolidated financial statements (balance sheet, income statement and statement of cash flows) of Iluminage as of December 31, 2012 and the unaudited consolidated financial statements (balance sheet, income statement and statement of cash flows) of Iluminage as of and for the nine (9) month period ended September 30, 2013, copies of which are attached hereto as Schedule 5.5 (together, the "Iluminage Financial Statements").  The Iluminage Financial Statements were prepared in accordance with the books and records of Iluminage, and subject to matters resulting from audit procedures, fairly and accurately present in all material respects the financial condition of Iluminage as of December 31, 2012 and as of September 30, 2013, respectively.  The books of account, ledgers, records and documents of Iluminage reflect in all material respects all information relating to the business of Iluminage, and the nature of all transactions giving rise to the obligations or accounts receivable of Iluminage. On the date hereof, and except as set forth in the Iluminage Financial Statements or in Schedule 5.5, Iluminage does not have any liabilities, debts or obligations, whether accrued, absolute or contingent, it is not a guarantor of any debt or obligation of another, nor has it except as set forth in the Certificate of Incorporation and By-laws of the Company, given any indemnification (other than in Ordinary Course commercial agreements), loan, security or otherwise agreed to become directly or contingently liable for any obligation of any person, and no person has given any guarantee of, or security for, any obligation of Iluminage. Since January 1, 2013, and other than as set forth in Schedule 5.5 or reflected in the Iluminage Financial Statements, Iluminage has been operated in the ordinary and usual course of business and has not entered into any transaction which was not in the Ordinary Course, and other than as set forth in Schedule 5.5 there has not been:

5.5.1.	any Material Adverse Change in the assets, liabilities, condition (financial or otherwise) or business of Iluminage from that reflected in the Iluminage Financial Statements;

EXECUTION VERSION

5.5.2.	any waiver by Iluminage of a valuable right or of a debt owed to it;

5.5.3.	any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation in excess of $25,000 by Iluminage, except in the Ordinary Course;

5.5.4.	any change or amendment to a contract or arrangement by which Iluminage or any of its assets is bound or subject and that is material to the business of Iluminage;

5.5.5.	any loans made by Iluminage to its employees, officers or directors, other than advances on travel expenses;

5.5.6.	any material change in any compensation arrangement or agreement with any employee of Iluminage;

5.5.7.	any sale, transfer or lease of, or mortgage or pledge or imposition or lien on, any of Iluminage's assets, other than in the Ordinary Course;

5.5.8.	any change in the accounting methods or accounting principles or practices employed by Iluminage;

5.5.9.	any other event or condition known to Iluminage and related to Iluminage that would have a Material Adverse Effect; or

5.5.10.	any arrangement or commitment by Iluminage to do any of the things described in this Section 5.5.

5.6.
Authorization; Approvals. All corporate action on the part of Conopco and Iluminage and their shareholders and directors necessary for the authorization, execution, delivery, and performance of all of their obligations under this Agreement and the other Transaction Documents to which each is a party have been taken.  Each of the Transaction Documents, when executed and delivered by or on behalf of Conopco or Iluminage, as applicable (and executed and delivered by the other parties thereto), shall constitute the valid and legally binding obligation of Conopco and Iluminage, and shall be legally enforceable against Conopco and Iluminage in accordance with its respective terms except as such obligations and enforceability may be limited by applicable bankruptcy and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefor may be brought (whether in law or in equity).  Other than as set forth in Schedule 5.6, no consent, approval, order, license, permit or action by any governmental authority on the part of Conopco or Iluminage is required that has not been obtained by Conopco or Iluminage prior to Closing in connection with the valid execution, delivery and performance of any of the Transaction Documents.

EXECUTION VERSION

5.7.
Compliance with Laws and Other Instruments. Iluminage is in material compliance (a) with its Certificate of Incorporation and any material agreement to which Iluminage is a party or (b)  with respect to any law, ordinance or regulation, or with respect to any order, writ, injunction, decree, or judgment of any court or any governmental department, commission, board, bureau, agency or instrumentality applicable to Iluminage. Without limitation of the foregoing, neither the management of Iluminage, nor to the Knowledge of Iluminage any agent or representative of Iluminage, has offered, paid, promised to pay or authorized the payments of any money, or offer, gift, promise to give or authorization of the giving of anything of value to any person, in violation of the FCPA or any similar Israeli or foreign law. To Iluminage's Knowledge, no third party is in default in a material respect under any agreement, contract or other instrument or document to which Iluminage is a party or by which it is bound. Iluminage is not a party to or to its Knowledge bound by any order, judgment, decree or award of any governmental authority, agency, court, tribunal or arbitrator (other than such order, writ, injunction, judgment or decree that is generally applicable to companies in general or in specific industries).

5.8.
No Breach. Neither the execution and delivery of any of the Transaction Documents, nor compliance and performance by Iluminage with the terms and provisions hereof and thereof, will conflict with, or result in a material breach or violation of, any of the terms, conditions and provisions of: (i) its Certificate of Incorporation, (ii) any judgment, order, injunction, decree, or ruling of any court or governmental authority, to which Iluminage is party to or to its Knowledge is bound by, (iii) any material written or oral agreement, understanding or commitment to which Iluminage is a party, or (iv) applicable law.  Such execution, delivery and compliance will not (a) give to others any rights, including rights of termination, cancellation or acceleration, or result in any vesting or acceleration of rights or other payment obligation under any employee compensation or benefit plan, in or with respect to any agreement, contract or commitment referred to in this paragraph, or to any of the properties of Iluminage or (b) otherwise require the consent or approval of any person, which consent or approval has not heretofore been obtained. Conopco and Iluminage make no representations or warranties under this Section 5.8 with respect to [****]. Other than the [****], there are no written or oral agreements, understandings, commitments or undertakings between Iluminage or Conopco or any other member of the Unilever Group and [****] or any of its affiliates.

5.9.
Records. The minute book of Iluminage, which has been made available to SM, contains true and correct copies of the minutes of the meetings of Iluminage's shareholders and the Board (and any committee thereof).  The corporate records of Iluminage are complete and accurate in all material respects.

5.10.
Ownership of Assets.  Iluminage does not own or lease any real property, except as set forth in Schedule 5.10 hereto. True and correct copies of leases and licenses of property leased or licensed to Iluminage have been furnished to SM.  Iluminage has good and marketable title to all of the tangible properties and assets, both real and personal, that it purports to own and are reflected in the Financial Statements, and other than as set forth in Schedule 5.10, they are not subject to any mortgage, pledge, lien, security interest, conditional sale agreement, encumbrance or charge.  Iluminage is not in material default or breach of any provision of its leases and holds a valid leasehold in the property it leases. For the avoidance of doubt, this Section 5.10 does not apply to Intellectual Property, such items being the subject of Section 5.11 below.

EXECUTION VERSION

5.11.	Intellectual Property.

5.11.1.
To the Knowledge of Iluminage, and subject to the terms and conditions of the [****], Iluminage has sufficient title and ownership or sufficient licensing or other rights to use all of the Intellectual Property that is reasonably necessary for the marketing, distribution, and sale of the home use skin rejuvenation laser device currently being developed for sale by Iluminage, based on the current design of said device. To the Knowledge of Iluminage, no Intellectual Property owned by or exclusively licensed to Iluminage, conflicts with, or infringes upon, the rights of others; provided that such representation is not given with respect to Intellectual Property licensed by Iluminage under the [****].

5.11.2.
Schedule 5.11.2 identifies each: (a) patent, trademark, domain name or registration which has been issued to Iluminage with respect to any of its Intellectual Property; (b) pending patent or trademark application or application for registration which Iluminage has made with respect to any of its Intellectual Property or which any affiliate of Iluminage has made which is used or held for use exclusively for the operation and conduct of the Iluminage business; (c) trade name or unregistered trademark used by Iluminage; and (d) license, agreement, or other permission which Iluminage has received from or granted to any third party with respect to any of its Intellectual Property (together with any exceptions) , other than licenses received by Iluminage to use off-the-shelf software and licenses granted by Iluminage to vendors, manufacturers, and customers in the Ordinary Course. All maintenance and annuity fees for any issued patents or pending patent applications owned or held for use by Iluminage or Conopco exclusively for the operation and conduct of the Iluminage business have been paid to date. To Iluminage's Knowledge, no patent has been or is now involved in any interference, reissue, reexamination, or opposition proceedings.

5.11.3.
To the Knowledge of Iluminage, the conduct and the currently proposed conduct of the businesses of Iluminage and the Intellectual Property owned or used by Iluminage, does not infringe upon, conflict with or violate any Intellectual Property or similar rights or any other proprietary right of any third party, including without limitation any shareholder or employee of Iluminage, and past and present employees and employers of any past or present shareholder or employee of Iluminage or give rise to any obligations to any person as a result of co-authorship, co-inventorship, co–employment or former employment or an express or implied contract for any use or transfer. Iluminage has not received any communications alleging that Iluminage has violated or, by conducting its business as currently proposed, would violate any of the Intellectual Property of any other person or entity and, to the Knowledge of Iluminage,no reasonable basis exists for any such allegations or threats by any person. Conopco and Iluminage make no representations or warranties under this Section 5.11.3 with respect to the [****].

EXECUTION VERSION

5.11.4.
Other than as set forth in Schedule 5.11.4, there is no Intellectual Property owned by any third party, other than off the shelf products, which is needed by Iluminage for the marketing, distribution, and sale of the home use skin rejuvenation laser device currently being developed for sale by Iluminage, based on the current design of said device, that would to Iluminage's Knowledge require the payment of royalties, fees or compensation to a third party for the use of such Intellectual Property, or that would require Iluminage to obtain the consent or approval of any third party for the use of such Intellectual Property by Iluminage. Conopco and Iluminage make no representations or warranties under this Section 5.11.4 with respect to the [****].

5.11.5.
To the Knowledge of Iluminage, none of Iluminage's key employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would conflict with Iluminage's use of Intellectual Property in the business as currently proposed to be conducted.  It is not now nor will it become necessary to utilize for the business of Iluminage as conducted and as currently proposed to be conducted any inventions of any of Iluminage's employees (or people it currently intends to hire) made, partially or completely, prior to or outside the scope of their employment by Iluminage except for inventions that have been assigned to or developed for the benefit of Iluminage, for which no royalties are payable.

5.11.6.
Except as set forth on Schedule 5.11.6, Iluminage has not agreed to indemnify any person for or against any interference, infringement, misappropriation or other conflict with respect to any of such person's Intellectual Property by a third party.

5.11.7.
Iluminage has taken reasonable security measures, including measures against unauthorized disclosure, to protect the secrecy, confidentiality and value of its Intellectual Property (including, without limitation, trade secrets) and each of Iluminage's employees listed on Schedule 5.11.7 has entered into a valid and binding written assignment of inventions, confidentiality and non-competition agreement with Iluminage, without any future consideration or royalty obligation. According to the engagement agreements with the employees and consultants retained by Iluminage, any and all Intellectual Property of any kind, which has been developed and is currently being developed by any employee or consultant retained by Iluminage engaged in the development of Intellectual Property for Iluminage, is the property solely of Iluminage or is used or held for use exclusively by Iluminage.

EXECUTION VERSION

5.11.8.
The Intellectual Property owned by Iluminage or its affiliates and reasonably necessary for the conduct of the Iluminage business as currently proposed to be conducted was not developed at any time under an approved program of, or any grant received from any governmental entity. To the Knowledge of Iluminage, except as listed on Schedule 5.11.8 no employee or consultant retained by Iluminage, who was involved in, or who contributed to, the creation or development of any Intellectual Property reasonably necessary for the conduct of the Iluminage business as currently proposed to be conducted, has performed services for or otherwise was under restrictions resulting from his/her relations with any government, university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for Iluminage.

5.12.
Taxes.  Iluminage has filed all tax returns and reports that it was required to file under applicable laws and regulations.  All such tax returns and reports were true and correct in all material respects and were prepared in compliance with all applicable laws and regulations. All taxes due and owing by Iluminage (whether or not shown on any return or report) have been paid, except for taxes from its activities in the Ordinary Course that are not yet due and payable. None of Iluminage's tax returns has ever been audited by governmental authorities. Iluminage has not been advised that any of its returns, local, foreign or other, have been or are being audited as of the date hereof, except to the extent included as part of an audit of a combined group including Iluminage and its affiliates.  Iluminage has not had any tax deficiency proposed or assessed against it, and Iluminage has not executed any waiver of any statute of limitations on the assessment or collection of any tax or governmental charge. Iluminage has not received any indication from any tax jurisdiction in which it does not file tax returns that it may be subject to taxation in that jurisdiction.  Iluminage is subject to taxation only in the jurisdiction of its formation and has no permanent establishment outside the jurisdiction of its formation.  There are no liens for unpaid taxes on any of the assets of Iluminage.  Any transfers of property between Conopco and Iluminage were made in accordance with applicable rules and regulations governing transfer prices. Iluminage has withheld or collected from each payment made to each of its employees and to any applicable third party, the amount of all taxes, including, but not limited to, income taxes, and all other employment related taxes required to be withheld or collected therefrom, and has made provision for or paid the same to the proper tax receiving officers or authorized depositaries, in each case except for amounts that individually, or in the aggregate, are immaterial.  There are no applicable taxes, fees or governmental charges payable by Iluminage to a governmental entity in connection with the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated hereunder and thereunder.

EXECUTION VERSION

5.13.
Contracts.  Schedule 5.13 hereto contains a true and complete list of all material contracts and agreements (written or oral) to which Iluminage is a party or by which its property is bound.  Each of such contracts and agreements is in full force and effect, and none is subject to rescission and Iluminage is not aware of any circumstances, which would materially modify their terms. True and correct copies of all such contracts have been made available to SM.  Except as set forth on Schedule 5.13 hereto, Iluminage has no employment or consulting contracts, deferred compensation agreements or bonus, incentive, profit-sharing, or pension plans currently in force and effect, or any understanding with respect to any of the foregoing.  Without derogating from the generality of the above, since January 1, 2013, except as disclosed in Schedule 5.13:

5.13.1.	Iluminage has not undertaken to make any capital expenditure or purchase in an amount in excess of $25,000 outside of the Ordinary Course;

5.13.2.	Iluminage has not incurred any indebtedness for money borrowed or any other liabilities individually in excess of $25,000 that has not been discharged in full;

5.13.3.	Iluminage has not sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business;

5.13.4.
Iluminage has not in-licensed or out-licensed any patent, copyright, trade secret or other Intellectual Property, other than licenses arising from the purchase of "off the shelf" or other standard products or the sale or licensing of products in the Ordinary Course;

5.13.5.	Iluminage is not subject to provisions materially restricting or affecting the development, manufacture, distribution or licensing of Iluminage's products;

5.13.6.	Iluminage is not a party to any hire, hire purchase, credit sale or conditional sale agreement or any contract providing for payment on deferred terms;

5.13.7.	Iluminage is not in material breach of any material obligation under any deed, agreement, or transaction to which it is a party; and

EXECUTION VERSION

5.13.8.
Iluminage has not given any guarantee, indemnity, or security for or otherwise agreed to become directly or contingently liable for any obligation of any other person, and, to the Knowledge of Iluminage, no person has given any guarantee of or security for any obligation of Iluminage.

5.14.
Customers and Suppliers.  To the Knowledge of Iluminage, except at the request of Iluminage in the Ordinary Course, no material customer or supplier of Iluminage has ceased doing business or materially decreased the rate or amount of business done with Iluminage or otherwise materially altered (including any material increase or decrease in the prices charged or paid, as the case may be) its relationship with Iluminage or threatened to so cease doing business or so materially decrease the rate or amount of business done with Iluminage or so materially alter its relationship.

5.15.
Litigation. No action, proceeding or governmental inquiry or investigation is pending or to Iluminage's Knowledge threatened against Iluminage or to the Knowledge of Iluminage, any of its officers, directors, or employees (in their capacity as such), or against any of Iluminage's properties, before any court, arbitration board or tribunal or administrative or other governmental agency, including without limitation with respect to any product manufactured, distributed or sold by Iluminage prior to the date hereof nor, to the Knowledge of Iluminage, is there any basis for the foregoing. The foregoing includes, without limiting its generality, actions pending or threatened involving, consultants or independent contractors of Iluminage in their capacity as such, the prior employment of any of Iluminage's employees or use by any of them in connection with Iluminage's business of any information, property or techniques allegedly proprietary to any of their former employers. Iluminage is not a party to or subject to the provisions of any known order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality (other than such order, writ, injunction, judgment or decree that is generally applicable to companies in general or in specific industries). There is no action, suit, proceeding or investigation by Iluminage currently pending or that Iluminage intends to initiate.

5.16.
Interested Party Transactions.  Other than as set forth in Schedule 5.16 and other than the Transaction Documents, no officer, director or shareholder of Iluminage, or any affiliate of any such person or entity, has or has had, either directly or indirectly, (a) an interest in any person or entity which (i) furnishes or sells services or products which are furnished or sold or are proposed to be furnished or sold by Iluminage, or (ii) purchases from or sells or furnishes to Iluminage any goods or services, or (b) a beneficial interest in any contract or agreement to which Iluminage is a party or by which it may be bound or materially affected. Other than as set forth in Schedule 5.16 and other than the Transaction Documents, there are no existing arrangements or proposed transactions between Iluminage and any officer, director, or shareholder of Iluminage, or to the Knowledge of Iluminage any affiliate of any such person. Other than as set forth in Schedule 5.16, no employee, shareholder, officer, or director of Iluminage is indebted to Iluminage, nor is Iluminage indebted (or committed to make loans or extend or guarantee credit) to any of them.

EXECUTION VERSION

5.17.	Employees.

5.17.1.
Except as set forth in Schedule 5.17.1, Iluminage is not a party to any employment contract with any officer or employee or any other person. True and correct copies of all employment agreements between Iluminage and any employee and consultant (or template forms of the agreements in the case of the employment agreements) have been made available to SM. No current key employee of Iluminage has indicated an intention to terminate or has terminated his or her employment with Iluminage, nor does Iluminage have a present intention to terminate the employment or consultancy of any of the foregoing, excluding any terminations resulting from the announcement of the transactions contemplated by this Agreement or arising from the Closing, including any terminations of Iluminage employees arising from the implementation of the joint business plan of the Company. To Iluminage's Knowledge, no current key employee is in violation of any prior employee contract, proprietary information agreement, or non-competition agreement relating to the business of Iluminage.

5.17.2.
Iluminage is not a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its employees, nor is it otherwise required (under any legal requirement, under any contract or otherwise) to provide benefits or working conditions beyond the minimum benefits and working conditions required by law, other than such agreements, contracts or arrangements of general applicability.  Iluminage has not recognized or received a written demand for recognition from any collective bargaining representative with respect to any of its employees. There is no pending or, to Iluminage's Knowledge, threatened labor dispute involving Iluminage and any group of its employees.

5.17.3.
Iluminage has complied in all material respects with all applicable employment laws. Notwithstanding the generality of the prior sentence, (i) all of the employees of Iluminage are "at will" employees subject to the termination notice provisions included in their employment agreements or applicable law; (ii) Schedule 5.17.3 lists the current liabilities (as if such employee were to be terminated as of the day hereof) with respect to severance pay to any employees; (iii) Iluminage has no Knowledge of any circumstance that could give rise to any valid claim by a current or former employee for additional compensation on termination of employment (beyond the statutory severance pay to which employees are entitled); and (iv) all amounts that Iluminage is legally or contractually required either (x) to deduct from its employees' salaries or to transfer to such employees' pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from its employees' salaries and benefits and to pay to any governmental authority or otherwise have, in each case, been duly deducted, transferred, withheld and paid, and Iluminage does not have any overdue material obligation to make any such deduction, transfer, withholding or payment.

EXECUTION VERSION

5.18.
Brokers.  No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of Iluminage (a "Broker") is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, on account of any action taken by Iluminage in connection with any of the transactions contemplated under this Agreement or the Transaction Documents. No Broker is currently entitled to any payment, commission or compensation from Iluminage in connection with, or as a result of a future transaction involving Iluminage or its Intellectual Property.

5.19.
Insurance.  A complete list of all Iluminage's insurance policies is set forth on Schedule 5.19.  There is no claim by Iluminage pending under any of such policies.  All premiums due under such policies have been paid and Iluminage is otherwise in material compliance with the terms and conditions of all such policies.  Such policies are in full force and effect.  Iluminage has not undertaken any action, or omitted to take any action, that would render any such insurance policy void or voidable or that could result in a material increase in the premium for any such insurance policy. No notice of any termination or threatened termination of any of such policies has been received by Iluminage, and such policies are in full force and effect.

5.20.	Grants, Incentives and Subsidies. Iluminage has not received any grants, incentives or subsidies from any governmental authority.

5.21.
Bank Accounts.  Schedule 5.21 contains a complete and correct list of: (a) each bank account or safe deposit box of Iluminage; and (b) the names and locations of all banks in which Iluminage has accounts or safe deposit boxes, and the names of all persons authorized to draw thereon or to have access thereto.

5.22.	No Powers of Attorney. There are no outstanding powers of attorney executed on behalf of Iluminage.

5.23.	FDA and Regulatory Matters.

5.23.1.	As of the date of this Agreement, Iluminage has not marketed, distributed, imported, exported or sold any products requiring FDA or other governmental authority approval to consumers.

5.23.2.	Iluminage has not received any written notice or other written communication from the FDA or any other governmental authority alleging any violation of any laws or regulations by Iluminage.

EXECUTION VERSION

5.23.3.
The DHHS issued a substantial equivalence determination letter with respect to Cynosure's Section 510(k) premarket notification of intent to market the "Iluminage Diode Laser," a copy of which determination letter has been made available to SM.

5.23.4.	No filings or submissions have been made to the FDA, EMA, DHHS and any similar entity in any other jurisdiction have been made by Iluminage.

5.24.
Schedule 5.24 contains a complete and correct list of each "employee pension benefit plan" (as defined in Section 3(2) of ERISA), "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) and each other material plan, arrangement or policy relating to stock options, stock purchases, compensation, deferred compensation, severance, fringe benefits or other employee benefits (other than plans or arrangements mandatory under applicable law), in each case maintained or contributed to or required to be maintained or contributed to by Iluminage for the benefit of any of its employees (each of the foregoing being herein called an "Iluminage Benefit Plan", and collectively the "Iluminage Benefit Plans").  Iluminage has delivered or made available to SM copies of the most recent summary plan description for each Iluminage Benefit Plan for which a summary plan description is required.  Each Iluminage Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable provisions of ERISA or other applicable law, except for such failures or instances of possible noncompliance that would not reasonably be expected to have a material adverse effect on such plan.

5.25.
Full Disclosure.  None of the Transaction Documents (including the representations and warranties therein) contains any untrue statement of a material fact or omits to state a fact necessary in order to make the statements contained herein or therein not misleading in any material respect.

6.	Representations and Warranties of Unilever

Unilever hereby represents and warrants to SM and SB, the following, to be true and correct as at the date hereof and as of the Closing, and acknowledges that each of SM and SB is entering into this Agreement in reliance thereon, as follows:

6.1.
Authorization; Approvals. All corporate action on the part of Unilever and the members of the Unilever Group who are party to the Transaction Documents and their respective shareholders and directors necessary for the authorization, execution, delivery, and performance of all of their respective obligations under this Agreement and the other Transaction Documents to which they are a party have been taken.  Each of the Transaction Documents, when executed and delivered by or on behalf of Unilever and the members of the Unilever Group who are party to the Transaction Documents, as applicable (and executed and delivered by the other parties thereto), shall constitute the valid and legally binding obligation of Unilever, and the members of the Unilever Group who are party to the Transaction Documents, and shall be legally enforceable against Unilever and the members of the Unilever Group who are party to the Transaction Documents in accordance with its respective terms except as such obligations and enforceability may be limited by applicable bankruptcy and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefor may be brought (whether in law or in equity).  Other than as set forth in Schedule 6.1, no consent, approval, order, license, permit or action by any governmental authority on the part of Unilever and the members of the Unilever Group who are party to the Transaction Documents is required that has not been obtained by Unilever and the members of the Unilever Group who are party to the Transaction Documents prior to Closing in connection with the valid execution, delivery and performance of any of the Transaction Documents.

EXECUTION VERSION

6.2.
No Breach.  Neither the execution and delivery of any of the Transaction Documents, nor compliance or performance by Unilever and the members of the Unilever Group who are party to the Transaction Documents with the terms and provisions hereof and thereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i) its Articles of Association or other governing document, (ii) any judgment, order, injunction, decree, or ruling of any court or governmental authority to which Unilever and the members of the Unilever Group who are party to the Transaction Documents is party or to which it is bound, (iii) any material agreement, contract, lease, license or commitment to which Unilever and the members of the Unilever Group who are party to the Transaction Documents is a party, or (iv) applicable law.  Such execution, delivery and compliance will not (a) give to others any rights, including rights of termination, cancellation or acceleration, or result in any vesting or acceleration of rights or other payment obligation under any employee compensation or benefit plan, in or with respect to any agreement, contract or commitment referred to in this paragraph, or to any of the properties of Unilever and the members of the Unilever Group who are party to the Transaction Documents or (b) otherwise require the consent or approval of any person, which consent or approval has not heretofore been obtained.

7.	Effectiveness; Survival; Indemnification

7.1.
Each representation and warranty in Sections 4, 5 and 6 hereof is deemed to be made on the date of this Agreement and as of the Closing and shall survive the Closing for a period of eighteen (18) months; provided, however that the representations and warranties in Sections 4.12 and 5.11 (intellectual property) shall survive for three (3) years, the representations and warranties with respect to the [****] which are included within Sections 4.9, 4.12.4 and 4.16 shall survive until the later of five (5) years following the Closing Date or termination of the [****], the representations and warranties in Sections 4.13 and 5.12 (tax matters) shall survive for the applicable statute of limitations and the representations and warranties in Sections 4.1 and 5.1 (organization), Sections 4.2 and 5.2 (share capital) and Sections 4.7, 5.6 and 6.1 (authorization) shall survive indefinitely.  In no event shall (i) the aggregate liability of SM and its affiliates for breaches of representations or warranties exceed $25,000,000 and (ii) the aggregate liability of Unilever and its affiliates for breaches of representations or warranties exceed $25,000,000. The right to indemnification, payment of Damages or other remedy under this Section 7 based on such representations, warranties, covenants, and obligations will not be affected by an investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation.

EXECUTION VERSION

7.2.	Each covenant, including each party's indemnification obligations hereunder, made by the parties shall survive the Closing in accordance with its terms.

7.3.
SM shall indemnify Unilever and its affiliates and the Company and hold each of them harmless from any and all direct losses, damages, costs (including reasonable attorneys' fees), obligations, liabilities, settlement payments, awards, judgments, taxes, fines, penalties, deficiencies or other charges (including without limitation research and development costs and expenses but excluding however any special or consequential damages or other charges resulting from, associated with or comprised of loss of profits, loss of use or revenue and diminution in value such as a decrease in the value of the Shares) ("Damages"), sustained or incurred by Unilever or any of its affiliates or the Company (on a pro rata basis to Unilever's holdings therein) as a result of or in connection with:

7.3.1.
any breach of any warranty or representation made by SM or SB in this Agreement or the other Transaction Documents, subject to any applicable survival period for the relevant representation and warranty;

7.3.2.	any breach by SM or SB of a covenant contained in this Agreement or the other Transaction Documents;

7.3.3.	any claims arising out of or relating to the [****];

7.3.4.	any claims asserted by any director, officer or shareholder of [****] arising out of or relating to any events occurring on or before the Closing;

7.3.5.	any claims asserted by Mr. Ben Arieh arising out of or relating to any events occurring on or before the Closing;

7.3.6.	any taxes of SB or any SB Subsidiary for any periods or portions thereof ending on or before the Closing Date;

7.3.7.	any claims arising out of or relating to the skin brightening products sold by SB or any SB Subsidiary on or before the Closing Date;

EXECUTION VERSION

7.3.8.	any claims arising out of or relating to the termination of the incentive plans of SB and the SB Subsidiaries or the grants or awards made under any of such plans; and

7.3.9.
any claim by any employee of SM or its subsidiaries (including SB and the SB Subsidiaries) arising out of or relating to (i) the termination of their employment or (ii) the transfer of their employment to the Company or any of its subsidiaries, each in connection with the transaction contemplated by this Agreement.

For purposes of this Agreement, "affiliate" shall mean with respect to Unilever or Conopco any member of the Unilever Group. "Unilever Group" means Unilever PLC, Unilever NV and any company in which either or both Unilever PLC and Unilever NV together directly or indirectly own or control the voting rights attaching to not less than fifty per cent (50%) of the issued share capital, or control directly or indirectly the appointment of a majority of the board of directors and "member of the Unilever Group" shall be construed accordingly.

7.4.
Conopco shall indemnify SM and the Company and hold each of them harmless from any and all Damages sustained or incurred by SM or the Company (on a pro rata basis to SM's holdings therein) as a result of or in connection with:

7.4.1.	any breach of any warranty or representation made by Conopco or Iluminage in this Agreement or the other Transaction Documents; and

7.4.2.	any breach by Conopco or Iluminage of a covenant to be performed by such party which is contained in this Agreement or the other Transaction Documents.

7.5.
Unilever shall indemnify SM and the Company and hold each of them harmless from any and all Damages sustained or incurred by SM or the Company (on a pro rata basis to SM's holdings therein) as a result of or in connection with:

7.5.1.	any breach of any warranty or representation made by Unilever or a member of the Unilever Group in this Agreement or the other Transaction Documents;

7.5.2.	any breach by Unilever or a member of the Unilever Group of a covenant contained in this Agreement or the other Transaction Documents;

7.5.3.	any taxes of Iluminage for any periods or portions thereof ending on or before the Closing Date;

7.5.4.	any claims arising out of or relating to the termination of the incentive plans of Iluminage or the grants or awards made under any of such plans; and

EXECUTION VERSION

7.5.5.
any claim by any employee of Iluminage arising out of or relating to (i) the termination of their employment or (ii) the transfer of their employment to the Company or any of its subsidiaries, each in connection with the transaction contemplated by this Agreement.

7.6.
A party seeking indemnification under this Agreement (the "Indemnitee") shall provide prompt written notice to the party from whom indemnification is sought (the "Indemnitor") of any claim, suit, action, demand, or judgment for which indemnification is sought under this Agreement (a "Claim"); provided, however, that the failure to so notify the Indemnitor shall not relieve the Indemnitor of any indemnification obligation it may have hereunder except to the extent that the Indemnitor is actually prejudiced by such failure and only to the extent prejudiced. Other than with respect to proceedings initiated by the Indemnitee against the Indemnitor, the Indemnitor agrees, at its own expense, to provide attorneys reasonably acceptable to the Indemnitee to defend against any such Claim, provided that Indemnitee shall be allowed to employ its own attorney at the reasonable expense of the Company, if and to the extent there is a conflict of interest between the Indemnitor and the Indemnitee in the conduct of such defense; provided, however, that the Indemnitee and/or its attorneys will not have the right to settle, compromise or waive any claim, suit, action, demand, or judgment or admit to any occurrences that are indemnifiable hereunder and/or pursuant to law, without the Indemnitor's prior written consent if such settlement or waiver would impose any obligation on the Indemnitee to make any act or omission or does not include a full and complete release of the Indemnitee with respect to the Claim. The Indemnitee shall reasonably cooperate with the Indemnitor in such defense, at Indemnitor's cost, and will permit the Indemnitor to conduct and control such defense and the disposition of such claim, suit, or action; provided, however, that the Indemnitor and/or its attorneys will not have the right to settle, compromise or waive any claim, suit, action, demand, or judgment or admit to any occurrences that are not indemnifiable hereunder and/or pursuant to law, without the Indemnitee's prior written consent. The Indemnitor shall keep the Indemnitee informed of the progress in the defense and disposition of such claim and, without in any way derogating from the Indemnitee's right to reject any proposed settlement as aforesaid, shall consult with the Indemnitee with regard to any proposed settlement.

7.7.
The indemnification provided by the parties hereunder is the sole remedy of the indemnifiable parties for all indemnifiable matters, other than in the case of fraud, intentional misrepresentation or intentional misconduct. The foregoing shall not limit the availability of non-monetary relief to the parties hereto.

8.	Conditions of Unilever's Obligations at Closing

The obligations of Unilever and Conopco to consummate the transactions contemplated herein at Closing are subject to the fulfillment on or before Closing of each of the following conditions, the waiver of which shall not be effective unless given by Unilever and Iluminage in writing:

8.1.	Performance. SM and SB shall have performed and complied with all agreements, obligations and conditions that are required to be performed or complied with by them on or before Closing.

EXECUTION VERSION

8.2.	Closing Certificate. SM shall have delivered an executed officer's certificate certifying to Unilever and Conopco that the condition set forth in Section 8.1 above has been satisfied.

8.3.	Delivery of Documents. All of the documents to be delivered by SM and SB pursuant to Section 3 of this Agreement shall have been delivered to Unilever.

8.4.
Regulatory Approvals.  All authorizations, approvals, or permits of any governmental authority or regulatory body of any jurisdiction whose consent approval or authorization is required in connection with the lawful issuance of the Shares pursuant to this Agreement (including the OCS) as listed in Schedule 8.5 shall be duly obtained and effective as of Closing.

8.5.
No Orders or Injunctions.  There shall not be any injunction, judgment, order, decree, ruling or charge in effect challenging or preventing consummation of any of the transactions contemplated by this Agreement.

9.	Conditions of SM's Obligations at Closing

The obligations of SM to consummate the transactions contemplated herein at Closing are subject to the fulfillment on or before Closing of each of the following conditions, the waiver of which shall not be effective unless given by SM in writing:

9.1.	Performance. Unilever and Conopco shall have performed and complied with all agreements, obligations and conditions that are required to be performed or complied with by them on or before Closing.

9.2.	Closing Certificate. Unilever and Conopco shall have delivered executed officer's certificates certifying to SM and SB that the condition set forth in Section 9.1 above has been satisfied.

9.3.
Delivery of Documents.  All of the documents to be delivered by Unilever, Conopco and Iluminage and other Unilever Group entities pursuant to Section 3 of this Agreement shall have been delivered to SM.

9.4.
Regulatory Approvals.  All authorizations, approvals, or permits of any governmental authority or regulatory body of any jurisdiction whose consent approval or authorization is required in connection with the execution and delivery of this Agreement as listed in Schedule 9.5  shall be duly obtained and effective as of Closing.

9.5.
No Orders or Injunctions.  There shall not be any injunction, judgment, order, decree, ruling or charge in effect challenging or preventing consummation of any of the transactions contemplated by this Agreement.

EXECUTION VERSION

10.	Covenants of the Parties

10.1.
Except as otherwise expressly required by this Agreement or consented to by the other Parties in writing (which consent shall not be unreasonably withheld or delayed), during the period between the date of this Agreement and the Closing Date, the Parties shall conduct their respective businesses only in the Ordinary Course in accordance with past practices.

10.2.
The Parties shall use their commercially reasonable efforts to perform and fulfill all conditions and obligations on their part to be performed and fulfilled under this Agreement; provided that in no event will commercially reasonable efforts require the payment of any money or the offer or grant of any financial accommodation or other benefit or release of any claim or right not otherwise expressly required of a Party by this Agreement.  Without limiting the foregoing, the Parties shall use their commercially reasonable efforts to take necessary and appropriate action under applicable legal requirements to expeditiously obtain all authorizations, approvals, or permits of any governmental authority or regulatory body required in connection with the execution and delivery of this Agreement; provided that in no event will commercially reasonable efforts of a Party require the payment of any money (other than licensing or certification fees or costs or incidental attorney's fees or other professional service fees ) or the offer or grant of any financial accommodation or other benefit or release of any claim or right not otherwise expressly required of a Party by this Agreement or the divestiture of any business or the agreement by a Party to limit or restrict its business activities.  The Parties shall respond promptly to any inquiries or requests received from any governmental authority or regulatory body for additional information or documentation.

10.3.	The Parties shall cause the Company to comply fully with its undertakings and obligations as reflected in this Agreement and in each other Transaction Document.

10.4.
Following Closing, the Company and its subsidiaries shall conduct their businesses in accordance with the summary business plan attached hereto as Exhibit T, as the same may be modified or amended from time to time by the Board of Directors.

10.5.
The Company shall be entitled to all royalties received by SM and its affiliates from the [****] in the Home Use Field (as defined in the Exclusive License Agreement) and SM shall promptly remit and deliver the same to the Company (with all such payments to be made to the Company by not later than January 30 of the following year).  SM shall provide to Unilever a quarterly report of royalties earned and received by SM and its affiliates from the [****] in the Home Use Field and Unilever shall have the right to audit and inspect the books and records of SM and its affiliates with respect thereto from time to time during normal business hours upon reasonable prior request, subject to any confidentiality undertakings under the [****].

EXECUTION VERSION

10.6.
Except as set forth in the SM Transition Services Agreement and the Conopco Transition Services Agreement, respectively, neither SM or Unilever or Conopco, nor any of their affiliates, shall have any obligation to provide any support or other services to the Company or any of its subsidiaries.

10.7.
The Company shall indemnify Conopco for any claims arising out of or relating to the obligations of Conopco under the Parent Guaranty issued by Conopco to Sanmina with respect to the Design Services Agreement and the Manufacturing Services Agreement.

10.8.	Acquisition by the Company of D&O insurance within 90 days.

10.9.
Not later than ninety (90) days following Closing, the Company shall adopt a management incentive equity plan and reserve a total of 599,128 non-voting Ordinary Shares for issuance thereunder.  Such shares or rights, as applicable, shall vest in equal installments over five (5)_years and have an exercise price of $10 per share.

10.10.
SM hereby irrevocably assigns and transfers to SB all of SM's rights to designate directors of Fluorinex. This assignment is coupled with an interest and may be specifically enforced by SB and the Company.

10.11.	Conopco hereby grants to the Company an exclusive sublicense (including as against Conopco) to all of Conopco's rights under the [****].

10.12.
Any research and development input requested by the Company, SB or any of their subsidiaries from SM to develop the platform patents and technology licensed under the Exclusive Home-Use License Agreement into a device or other product will be at arm's length financial terms that shall be agreed upon among the parties.

11.	Termination

11.1.	Termination. This Agreement may be terminated at any time prior to the Closing:

11.1.1.	by mutual written consent of SM and Unilever;

11.1.2.	by either SM or Unilever:

(a)
if the Closing is not consummated on or before ninety (90) days from the date of this Agreement (the "Outside Date"), unless the failure to consummate the Closing is the result of a breach of this Agreement by the party seeking to terminate this Agreement;

(b)
if any governmental authority or regulatory body issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; or

EXECUTION VERSION

(c)
if any condition to the obligation of such party to consummate the Closing set forth in Section 8 (in the case of Unilever) or Section 9 (in the case of SM) becomes incapable of satisfaction prior to the Outside Date; provided, however, that the terminating party is not then in willful and material breach of any representation, warranty or covenant contained in this Agreement;

11.2.
by Unilever if either SM or SB breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 8.1 or 8.2 and (ii) cannot be or has not been cured within thirty (30) days after the giving of written notice to SM and SB of such breach (provided that Unilever and Conopco are not then in willful and material breach of any representation, warranty or covenant contained in this Agreement); or

11.3.
by SM if either Unilever or Conopco breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 9.1 or 9.2 and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Unilever and Conopco of such breach (provided that SM and SB are not then in willful and material breach of any representation, warranty or covenant in this Agreement).

11.4.
Effect of Termination.  In the event of termination of this Agreement by either Unilever or SM, as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Parties, other than the provisions of Sections 12.1 (Confidentiality), 12.2 (Public Announcements), 12.5 (Fees) through and including 12.12 (Headings), and this Section 11.2 and except to the extent that such termination results from the willful and material breach by a party hereof.

EXECUTION VERSION

12.	Miscellaneous

12.1.
Confidentiality.  Unilever, Conopco, SM and any persons acting on their behalf, shall keep all confidential or proprietary information it received from the other party in connection with this Agreement (including but not limited to due diligence materials) in strict confidence, and shall not disclose such information other than to any of its affiliates, without the prior written approval of the other party, except as, and only to the extent required, (a) to exercise any of its rights or fulfill any of its obligations under the Agreement, (b) by Unilever, Conopco or SM, or their attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with the transactions contemplated herein, provided such professionals are obligated to keep any such information confidential pursuant to a written agreement or by applicable law, or (c) as may be required under applicable law and stock exchange rule or regulation (including in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated herein), to the minimum extent required by applicable law, provided that prior to such disclosure it delivered to the other party notice to that effect reasonable time prior to such disclosure; and provided that, in connection with periodic reports to their shareholders or partners, Unilever, Conopco or SM, or any relevant affiliate, may, without first obtaining such written approval, make general statements, not containing technical or other confidential information, regarding the nature and progress of the Company's business; and provided further, that Unilever, Conopco or SM, or any relevant affiliate, may provide summary information regarding the Company's financial information in their reports to their respective shareholders or partners, but may not annex to such reports the full financial information to be provided hereunder by the Company; and provided further, however that in the event that Unilever, Conopco or SM, or any relevant affiliate, is required to annex financial information obtained pursuant to this Agreement to such reports, it shall exert its reasonable efforts to avoid annexing such financial information, in a manner consistent with applicable law and practice, but to the extent that its efforts are unsuccessful, it shall be entitled to annex such financial information to such reports. Notwithstanding the foregoing, confidential and proprietary information shall not include any information that (i) is already known to the receiving party or to others not bound by a duty of confidentiality, (ii) was already available to the public before disclosure to the receiving party, (iii) is independently developed by the receiving party without reference to the confidential and proprietary information of the disclosing party as evidenced by written records, (iv) becomes publicly available through no fault of the receiving party, or (v) is subsequently legally disclosed to recipient by a third party who is not in breach of any obligation of confidentiality to the disclosing party.

SM and Unilever acknowledge and agree that each of them and their respective affiliates may be engaged in businesses similar to or competitive with some or all of the products developed, marketed, distributed and sold by the Company or that may be so in the future and therefore both parties acknowledge that nothing in this Agreement is intended to limit their and their affiliates' activities, except for each parties' respective obligations of confidentiality or as may otherwise be expressly set forth in the Transaction Documents.

12.2.
Public Announcements.  Unilever and Conopco, on the one hand, and SM and SB, on the other hand, will not issue any press release or other public statements with respect to this Agreement or the transactions contemplated herein, without the prior written consent of the other, except (i) as may be required by applicable legal requirements, stock exchange rules or regulations or court process (in which case the party seeking to make such disclosure shall provide the other party notice of such requirement and an opportunity to review the nature and extent of such disclosure, provided that the right to make the final determination as to the content of such disclosure shall belong to the party required to make such disclosure) and (ii) that the provisions of this Section 12.2 will not prohibit any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement or the transactions contemplated hereby.

EXECUTION VERSION

12.3.
Further Assurances.  From and after the date of this Agreement, each of the Parties agrees, upon the reasonable request of another Party, to execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

12.4.
Fees. Each Party will pay and be solely responsible for its own transaction fees and expenses in connection with the transactions contemplated under this Agreement and the Transaction Documents, including, without limitation, technological, legal and accounting due diligence process and the negotiation and preparation of this Agreement and the Transaction Documents.

12.5.
Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without regard to principles of conflict of law provisions thereof. The parties hereto irrevocably submit to the jurisdiction of the appropriate courts in the district of Tel-Aviv Jaffa with respect to any suit, action or proceeding pertaining to this Agreement.

12.6.
Successors and Assigns; Assignment. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior consent in writing of each party to this Agreement, with the exception of assignments and transfers from Unilever to any affiliate thereof, which it controls, is controlled by or is under common control with; provided, however, that that no such assignment or transfer shall become effective unless each such transferee has provided SM with a confirmation in writing that it is bound by all terms and conditions of this Agreement and the other Transaction Documents as if it were an original party to it.

12.7.
Entire Agreement; Amendment and Waiver. This Agreement and the Schedules and Exhibits hereto and the Transaction Documents constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof, including the Term Sheet and the Secrecy Agreement, dated December 16, 2012, between Conopco and SM with respect to Confidential Information that is included in the assets being contributed to the Company pursuant to this Agreement. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of each of Unilever and SM, which amendment will be binding on all parties hereto.

EXECUTION VERSION

12.8.
Notices, etc. All notices, requests, demands, consents and communications necessary or required under this Agreement shall be delivered by hand or sent by registered or certified mail, return receipt requested, by overnight prepaid courier or by facsimile or email (receipt confirmed) to:

if to SM:
to the address set forth in the preamble.

with a copy (which shall not constitute notice) to:

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center, Round Building
Tel Aviv 67021, Israel
Tel: (+972) 3-607-4444
Fax:  (+972) 3-607-4411
Attn: Gene Kleinhendler, Adv.

if to Unilever:
Unilever Ventures Ltd
16 Charles II Street
London
SW1Y 4QU
Attn:  Andrew Lane/Ian Lane
Tel: +44 (0)20 7321 6199
Fax: +44 (0)20 7321 6198

with copies (which shall not constitute notice) to:

Legal Department
6th floor, Unilever House
100 Victoria Embankment
London
EC4Y 0DY
Attn: General Counsel to Unilever Ventures Ltd
Tel:+44 (0)20 7822 5877

and

Yigal Arnon & Co.
One Azrieli Center
47th Floor, Round Tower
Tel Aviv 67021, Israel
Fax:  (972-3) 608-7826
Attn: David Osborne, Adv. and Ezra Gross, Adv.

EXECUTION VERSION

if to the Company
Iluminage Beauty Ltd.
Yokneam Illit Industrial Area
Cochav Yokneam Building
4th floor
 P.O. Box 14
Yokneam Illit 20692, Israel
Tel: +972 (4) 9098 700
Fax: +972 (4) 9098 701

with copies (which shall not constitute notice) to:

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center, Round Building
Tel Aviv 67021, Israel
Fax:  (+972) 3-607-4411
Attn: Gene Kleinhendler, Adv

and

Legal Department
6th floor, Unilever House
100 Victoria Embankment
London
EC4Y 0DY
Attn: General Counsel to Unilever Ventures Ltd
Tel:+44 (0)20 7822 5877

All such notices, requests, demands, consents and other communications shall be deemed to have been duly given or sent three (3) days following the date on which mailed, or one (1) day following the date mailed if sent by overnight courier, or on the date on which delivered by hand or by facsimile or email transmission (receipt confirmed), as the case may be, and addressed as aforesaid.

12.9.
Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

EXECUTION VERSION

12.10.
Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

12.11.
Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

12.12.	Headings. Article, Section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties have signed this Joint Contribution Agreement as of the date first hereinabove set forth.

ILUMINAGE BEAUTY LTD.

By: /s/ Gene Kleinhendler
Name: Gene Kleinhendler
Title: Director

SYNERON MEDICAL LTD.

By: /s/ Shimon Exchouse
Name: Dr. Shimon Eckhouse
Title: Chief Executive Officer

SYNERON BEAUTY LTD.

By: /s/ Shimon Exkhouse
Name: Dr. Shimon Eckhouse
Title: Chairman

UNILEVER VENTURES HOLDINGS B.V.

By: /s/ Andrew Lane
Name: Andrew Lane
Title: Authorized Signatory Under Power of Attorney

CONOPCO, INC.

By: /s/ Andrew Lane
Name: Andrew Lane
Title: Authorized Signatory under Power of Attorney

ILUMINAGE, INC.

By: /s/ Marie-Pierre Stark Flora
      Marie-Pierre Stark Flora, CEO